July 22, 2021
Ryan Sutcliffe Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    USCA All Terrain Fund (the “Fund” or the “Registrant”) File No. 811- 23055

Dear Mr. Sutcliffe:

This letter responds to your telephonic comments that we received on July 16, 2021 relating to the Preliminary Proxy Statement (“Proxy Statement”) for the election of four Trustee nominees to the Board of Trustees of the Registrant, filed on July 6, 2021. Set forth below are your comments followed by the Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. A marked version of the proxy statement is attached to aid in your review. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.
General
1. Please provide a specific website at which a copy of the Notice of the Shareholder Meeting, the Proxy Statement and Proxy Voting Ballot are available.
Response: The Registrant has taken this comment under advisement and determined that www.proxyvote.com, the website provided, is the specific website at which shareholders will have the ability to access a copy of the Notice of the Shareholder Meeting, the Proxy Statement and the Proxy Voting Ballot in preparation for and during the Meeting.
Proxy Statement
1.
In the table providing additional information about the Nominees, Trustees, as well as the executive officers of the Fund, please revise the sub-heading above Phil Pilibosian’s name to note that he is an “Interested Trustee”.

Response: The Registrant has revised the cited sub-heading to read “Interested Trustee.”

July 22, 2021

2.	In the footnote to the table that sets forth information regarding compensation of Trustees or Nominees, please remove the reference to the Statement of Additional Information.

Response: The Registrant has revised the cited footnote as follows (stricken text is deleted and underlined text is added):
* The term “Fund Complex” refers to the USCA All Terrain Fund. Mr. Pilibosian, Mr. Wigdor and Mr. Ferguson also serve as trustees for USCA Fund Trust, an open-end investment management company, whose sole series was advised by the Advisor. As of the date of this ~~Statement of Additional Information~~ Proxy Statement, USCA Fund Trust has applied for deregistration and is no longer considered to be part of the “Fund Complex.” Mr. Knight, Mr. Shoss, and Mr. Garrison did not serve on the Board during the fiscal year ended March 31, 2021.
3.	In the section titled “Voting Securities and Voting” please revise to include disclosure regarding adjournments of the Meeting and any applicable vote required for adjournment.

Response: The Registrant has revised the proxy statement to add the following disclosure at the end of the section titled “Voting Securities and Voting”:
In the event that the number of shares present in person or represented by proxy at the Meeting and voting FOR the adoption of the Proposal is insufficient to adopt the Proposal, the Fund may move to adjourn the Meeting in order to enable the Board to solicit additional proxies in favor of the adoption of the Proposal. Such motion will be carried if approved by a majority of those shares present in person or represented by proxy at the Meeting. The Fund may move for a subsequent adjournment if the same conditions are present at the Meeting as-adjourned. Any adjourned meeting may be held, within a reasonable time after the date set for the original Meeting, without the necessity of further notice unless a new record date of the adjourned Meeting is fixed. At any adjourned Meeting, the Fund may transact any business which might have been transacted at the original Meeting.
4.	Please add information required under Item 9 of Schedule 14A.

Response: The Registrant has taken this comment under careful consideration and respectfully declines to revise the Proxy Statement to include such information. The Registrant notes that the disclosure described by Item 9 is required “[i]f the solicitation is made on behalf of the registrant and relates to: (1) The annual (or special meeting in lieu of annual) meeting of security holders at which directors are to be elected…” Though the Meeting is a special meeting scheduled to elect trustees, the Meeting is not an annual meeting of shareholders, nor is it being held in lieu of such an annual meeting. As such, the Registrant is not required to add the requested disclosure.

July 22, 2021

5.	Please provide a copy of the proxy card for review.

Response: The Registrant has attached a form of the proxy card to this letter, for review.

   If you have any questions or additional comments, please call the undersigned at (614) 940-4933.

Very truly yours, /s/ Latashia Love Latashia Love

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D58006-S28052

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

The Board of Trustees recommends you vote FOR the following:

1. Election of Trustees

Nominees:

01) Barry Knight
02) Robert Garrison II
03) Robert Shoss
04) Paul Wigdor

For All	Withhold All	For All Except
☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the name(s) of the nominee(s) on the line below.

____

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature [Joint Owners] Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Proxy Statement is available at www.proxyvote.com.

D58007-S28052

The undersigned hereby appoints Phil Pilibosian and Bryan Prihoda, and each of them, as proxies of the undersigned, with right of submission, to vote all shares of the fund as indicated on the reverse side which the undersigned is entitled to vote, at the 2021 Special Meeting of The USCA All Terrain Fund, to be held at the offices of Thompson Hine LLP, at 41 South High Street, Suite 1700, Columbus, OH 43215 on August 26, 2021 at 2:00 pm CST or any continuation following an adjournment thereof, and on any other matters that may arise in the meeting, or any continuation following an adjournment thereof, in accordance with their best judgement.
You are encouraged to specify your choices by marking the appropriate box, but you need not mark any box if you wish to vote in accordance with the Board of Trustees' recommendations; just sign, date and return this proxy in the enclosed envelope.

Please sign and date the proxy card on the reverse side. Unsigned cards will not be counted.